4701 LEASE
THIS INDENTURE OF LEASE made and entered into this first day of March 1, 2007, by and between MEYERS 4701, LLC, a Colorado Limited Company, herein designated “Landlord” and MINER AND MINER, CONSULTING ENGINEERS, INC., a Colorado Corporation, herein designated “Tenant”.
WITNESSETH
ARTICLE I
     PREMISES:
1.	Landlord, for and in consideration of the rents, covenants and agreements hereinafter specified to be paid, kept and performed by the Tenant, has rented and leased and by these presents does hereby rent and lease unto the Tenant the following described real estate, to-wit:
Lot 4, Westgate Commercial Center Subdivision
County of Larimer, State of Colorado
4701 Royal Vista Circle, Windsor, Colorado
2.	The property hereinabove described is hereinafter referred to as the “Demised Premises”.
3.	To meet the needs of the Tenant, the landlord has agreed to expand the Demised Premises, adding approximately 7,500 square feet (“the Addition”), which should be ready for occupation by the Tenant in early summer, 2007. Future additions may be required to meet the joint needs of Tenant and Landlord, subject to the mutual agreement of both Tenant and Landlord.
ARTICLE II
     TERM:
1.	Primary Term. The primary term of this lease shall be 6 years commencing the occupancy date of the Addition and ending six (6) years hence.

2.	Options to Extend. Tenant is hereby granted three successive options of 6 years each to extend this lease beyond its primary term. Failure to exercise any option by the tenant shall cause all future options to terminate automatically. In order to exercise any option to extend this lease, Tenant must give Landlord written notice of exercise not sooner than one year before the expiration of the then existing term and not later than 180 days prior to the expiration of the then existing lease term.

ARTICLE III
RENTAL:
1.	Rental for the period from the execution date of this lease until occupancy of the Addition shall be $26,221.00 per month. Upon occupation of the Addition, Tenant will send Landlord a letter indicating that the Addition is occupied, where upon the monthly rent shall change to the product of the actual size of the Demised Premises in square feet times $18.50 per square foot divided by 12 months, the new amount of which shall apply on a pro-rated basis during the month of occupancy. Monthly rental payments shall be subject to a bi-annual (every 2 years) increase of not more than 6%. All rentals shall be paid at the business address of the Landlord at 4250 W. 16th St, Greeley, Colorado 80634, or to such other person firm or corporation and at such other place as may be hereafter be designated by Landlord in writing.

2.	In the event Tenant elects to exercise any of the options granted to Tenant to extend the lease, rental payable for the option term shall be as determined by the parties’ negotiations. If the parties are unable to agree on a fair rental value for an option term, rental shall be determined by appraisal of fair rental value. In obtaining an appraisal of fair rental value each party shall select a licensed real estate appraiser than practicing in the Greater Fort Collins, Colorado area. If the two appraisers are unable to agree on a fair market rental value for the option term, the two appraisers shall pick a third appraiser similarly qualified and the decision of the three appraisers shall be binding upon Landlord and Tenant. In establishing rental rates for the ensuing term, the appraisers may graduate the rental increases for each year during the option term. In no event shall rent for any option term be less than the rental rate payable during the preceding year of the prior term.

3.	In addition the Tenant shall pay real estate taxes, Westgate Commercial Center Subdivision Assessments and the building insurance costs for said premises when due and shall submit proof of payments to the Landlord within 30 days of payment due dates. This lease is intended to be net of all taxes, utilities and maintenance. Tenant shall pay all costs of repair and maintenance for the Demised Premises.

4.	Tenant shall have the right to contest the amount of validity, in whole or in part, of any ad valorem tax assessment or seek a reduction in the assessed valuation of the Demised Premises by appropriate proceeding diligently conducted in good faith, but only after payment of such amount and/or item in question unless said payment would operate as a bar to such contest or interfere materially with the prosecution thereof. Upon final determination of such proceedings, Tenant shall immediately pay any amounts plus interest, fees, penalties, or other liability in connection thereof as finally determined in such proceedings as required by law. Tenant covenants that Landlord shall not suffer or sustain any costs or expense (including but not limited to attorney’s fees) or any liabilities in connection with such proceeding. Tenant shall consult with Landlord before and during any such contest.

ARTICLE IV
IMPROVEMENTS BY TENANT—TRADE FIXTURES:
1.	All trade fixtures, equipment, appliances, furniture, furnishings, together with improvements approved by Landlord installed in the Demised Premises by the Tenant may be removed by the Tenant at the expiration of the term of this lease, or any extension or renewal thereof, or any sooner termination thereof, and if removed Tenant shall repair any damage caused by such removal and restore the building to the same condition it was in at the time such fixtures, equipment, appliances, furniture, furnishings and improvements were installed. All such fixtures, equipment, appliances, furniture, furnishings and other improvements installed by Tenant, if Tenant elects to remove the same, shall be removed within five (5) days after the termination of this lease, otherwise the same shall become the property of the Landlord.

2.	Tenant agrees to promptly pay all costs and expenses involved or incurred in the installation of such improvements, fixtures, equipment, appliances, furniture and furnishings and under no circumstances shall Tenant suffer or permit the Demised Premises to become charged with a lien for unpaid labor or material bills incurred in such work and all such installation and work to be performed by Tenant shall be at the sole cost, risk and expense of the Tenant. The Tenant also agrees to save the Landlord harmless of and from and to indemnify Landlord against liability for damages to persons or property resulting from such installation and work.
ARTICLE V
UTILITIES, PERSONAL PROPERTY TAXES:
Tenant agrees to pay all bills for electricity, gas, water and sewer service used by Tenant and to pay all personal property taxes levied and assessed against the Tenant’s and Landlord’s personal property located and used on the Demised Premises promptly when due and before the same become delinquent.
ARTICLE VI
MAINTENANCE, UPKEEP AND USE OF PREMISES:
1.	Tenant agrees to use and occupy the Demised Premises as offices for engineers, software personnel and other businesses and professions in a safe and lawful manner; that it will not permit or suffer any waste thereon or thereof, or any nuisance thereon or thereabout; that it will keep the sidewalks adjacent to said premises free from ice and snow and will maintain said premises and landscaping in a clean, orderly and sightly condition. Tenant further agrees to keep all improvements upon said premises, including all sewer connections, plumbing, air conditioning and heating appliances, wiring, glass, doors and windows roof and parking lot (hereinafter referred to as the “Permanent Building Equipment”), in good order and repair and condition at the expense of the Tenant; not to endanger the floors or walls of the Demised Premises by overloading; to order no repairs at the expense of the Landlord, and at the expiration of this lease to surrender and deliver said premises, including all air conditioning and heating appliances, plumbing, sewer connections, wiring, glass, doors and windows in as good order and condition as when the same were entered upon, loss by fire and ordinary wear excepted. Provided, however, Tenant shall cause the Landlord to be paid from proceeds of insurance carried by Tenant on the Demised Premises for any damages or losses to the extent Tenant is paid by the insurance carrier for such damages or losses. Tenant agrees to comply with the laws and observe all laws, statutes, ordinances, regulations and legal requirements relating to the use and occupancy of said premises and to the business conducted thereon, and that it will not suffer or permit said premises to be used for the purpose of carrying on any illegal business or occupation.

2.	Notwithstanding paragraph 1 of Article VI herein, the Landlord shall be responsible for replacing Permanent Building Equipment when it is no longer economically feasible to repair and maintain the same. In the event that the parties unable to agree that Permanent Building Equipment needs to be replaced, the parties shall obtain an independent assessment from a qualified service provider of the Permanent Building Equipment in question. If the parties are unable to select a service provider, the parties shall obtain independent qualified service providers to provide assessments. If the parties respective professionals are unable to agree upon a suitable remedy, the two service providers shall pick a third qualified service provider similarly qualified and the decision of the three service providers shall be binding upon Landlord and Tenant.
ARTICLE VII
ALTERATIONS AND ADDITIONS:
1.	Tenant shall make no alterations or changes or additions to the Demised Premises without first procuring the written consent of the Landlord. Landlord shall not unreasonably withhold such consent but may condition such consent upon being satisfied with plans and specifications submitted by Tenant, verification of financial ability to pay for the improvements and the opinion of real estate advisors that the alterations or additions will not decrease the value of the Demised Premises. All additions, alterations and improvements made to the Demised Premises by either Landlord or Tenant shall become the property of Landlord and be surrendered with the premises at the termination of this Lease. During the time of any construction by Tenant on the Demised Premises, Landlord shall have the right to post the premises notifying contractors that Landlord is not liable or responsible for the cost of any such additions or repairs.

2.	Whenever Landlord conveys its interest in the Premises, Landlord shall automatically be released from further performance of covenants on the part of Landlord contained herein, and from any and all further liability, obligations, costs and expenses, demands, causes of action, claims or judgments arising from or growing out of or connected with this Lease after the effective date of said assignment. If requested, Tenant shall execute a form of release and such other documentation as may be required to effect the provisions of this paragraph. The effective date of said release shall be the date the assignee executes an assumption of such an assignment whereby the assignee expressly agrees to assume all of Landlord’s obligations, duties, responsibilities and liabilities with respect to this lease.
ARTICLE VIII
ASSIGNMENT AND SUBLETTING:
It is agreed that Tenant shall not assign this lease or sublet the premises to any other person, firm or corporation without the written consent of the Landlord first had and obtained, which consent may be withheld in the sole discretion of Landlord.
ARTICLE IX
INSURANCE:
General Liability: Tenant at its sole cost and expense, but for the mutual benefit of Landlord and Tenant as named insureds, shall maintain commercial general liability insurance on an “occurrence basis” against claims for “personal injury,” including without limitation, bodily injury, death or property damage occurring upon, in or about the Demised Premises and on, in or about the adjoining sidewalks, streets, and passageways, with a limit of not less than one million dollars ($1,000,000) each occurrence and two million dollars ($2,000,000) aggregate with respect to personal injury or death to any one or more persons or damage to property. The Landlord, by written notification to Tenant, may require the limits of general liability insurance to be increased to the extent inflation has caused the existing limit to become commercially imprudent as generally determined by similar lease requirements in the geographical area of the Premises.
1.	Extended Coverage: Tenant at its sole cost and expense, shall. keep the improvements on the Demised Premises insured during the Term for the mutual benefit of Landlord and Tenant as named insureds, against loss by damage, by fire and lightening and against loss or damage by other risks embraced by coverage of the type now known as the Broad Form of Extended Coverage, including, but not limited to, fire, riot, and civil commotion, vandalism and malicious mischief, extended perils (all risk) and against such other risks or hazards as Landlord may from time to time reasonably designate in amounts sufficient to prevent Landlord or Tenant from becoming co-insurer under the terms of the applicable policies but in any event in an amount not less than the full replacement cost of the improvements on the Demised Premises without deduction for physical depreciation and with not more than $2,500.00 deductible from the loss payable for any casualty. The policies of insurance carried in accordance with this paragraph shall contain a replacement cost endorsement. Such full replacement cost shall be determined from time to time, but not more frequently than once in any 12 consecutive calendar months. In all events, such insurance shall be in form and content and amount necessary to satisfy Landlord’s first mortgage lender. Such insurance shall be written by companies reasonably acceptable to Landlord.

2.	Waiver of Subrogation: Landlord and Tenant each hereby waive any and all rights of recovery against the other, or against the partners, officers, employees, agents and representatives of the other for loss or damage to such waiving party or its property or the property of the other under its control to the extent that such loss or damage is insured against under any policy in force at the time of such loss or damage. Tenant shall, upon obtaining the policies of insurance required hereunder, give notice to the insurance carrier or carriers that the foregoing mutual waiver of subrogation is contained in this lease.

3.	Tenant’s Contents: Tenant shall assume the risk of damage to any fixtures, goods, inventory, equipment, furniture and Leasehold improvements which remain in the property of Tenant to as to which Tenant retains the right of removal from the Demised Premises and Landlord shall not be liable for injury to Tenant’s business or any loss of income wherefrom relative to such damage.

4.	Rental Income Insurance: Tenant shall obtain and keep in force during the term of this Lease a policy of rental income insurance in amount adequate to cover all rental due hereunder for a period of 12 months, with loss payable to Landlord, which insurance shall also cover all real estate taxes and insurance costs for which Tenant is obligated during such 12-month period.
ARTICLE X
FIRE OR OTHER CASUALTY LOSSES
1.	Restoration of Damaged Premises. In the event the Demised Premises are damaged or destroyed or rendered partially un-tenantable for their then use by fire or other casualty, Landlord shall promptly repair (but only from insurance proceeds released by the holder of any mortgage lien upon the Demised Premises) the Demised Premises and restore the same to substantially the condition in which they were immediately prior to the happening of such casualty. The Landlord’s obligation to repair shall not extend to any improvements or additions made by the Tenant unless they become a part of the Demised Premises.

2.	Abatement of Rent: Rent due and payable hereunder shall be abated, but only to the extent of any proceeds received by Landlord from rental income insurance maintained pursuant to this Lease during the period commencing with such damage or destruction and ending with the substantial completion by Landlord of the work of repair or reconstruction.
3.	Option to Terminate: If the improvements are damaged or destroyed to the extent that the same cannot, with reasonable diligence, be fully repaired or restored by Landlord within 180 days after the date of the damage, the parties shall have the option to terminate this Lease by written notice to the other party given within 45 days from the date of said damage or destruction.
ARTICLE XI
INDEMNITY
The Tenant shall indemnify and hold harmless the Landlord, including its officers, agents, servants and employees, from and against any and all liability, loss, damage, claims, demands, actions, causes of action, costs and expenses, including reasonable attorney’s fees, growing out of injury to or death of persons while on the Demised Premises, or the loss or destruction of or damage to the leased Demised Property, when such destruction or damage occurs on the leased Demised Premises or results from or arises in any way in connection with, or incident to the occupation or use of the leased Demised Premises by, or the presence thereon of, the Tenant, the Tenant’s officers, agents, servants, employees, patrons, licensees, or invitees, except to the extent caused by the negligence of the Landlord.
ARTICLE XII
BREACH-REMEDIES:
1.	Defaults: The occurrence of any one or more of the following events shall constitute a material default and material breach of this Lease by Tenant:
a.	The failure by Tenant to make any payment of rent or any other payment required to be made by Tenant hereunder as and when due, or such failure shall continue for a period of five days after written notice thereof from Landlord to Tenant;

b.	The failure by Tenant to observe or perform any of the covenants, conditions or provisions of this Lease to be observed or preformed by Tenant, other than those described in paragraph (i) above, where such failure shall continue for a period of 30 days after written notice thereof from Landlord to Tenant; provided, however, that if the nature of Tenant’s default is such that it is capable of being cured but more than 30 days are reasonably required for its cure, then Tenant shall not be deemed to be in default if Tenant commences such cure within such 30-day period and thereafter diligently prosecutes such cure to completion; or

c.	Insolvency: The making by Tenant of a general assignment for the benefit of creditors. The filing by or against Tenant of a petition to have Tenant adjudged as bankrupt or of a petition for reorganization or arrangement under any bankruptcy law (unless, in the case of a petition filed against the Tenant, the same is dismissed within 90 days); substantially all of Tenant’s assets or of Tenant’s interest in this Lease, where possession is not restored to Tenant within 30 days; or the attachment, or other judicial seizure of substantially all of Tenant’s assets or Tenant’s interest in this Lease or such seizure is not discharged within 30 days.
2. Remedies:
a.	In the event of any default and breach by Tenant of any of its obligation under this Lease and notwithstanding the vacation or abandonment of the Demised Premises by Tenant, this Lease shall continue in effect so long as Landlord does not expressly terminate Tenant’s right to possession in any of the manner specified in this paragraph and Landlord may, in Landlord’s option and without limiting Landlord in the exercise of any other rights to remedies which it may have by reason of such default and breach, exercise all of its rights and remedies hereunder, including without limitation:
i.	The right to declare the term ended and to render the Demised Premises and take possession thereof and remove all persons therefrom, and Tenant shall have no further claim in or to the Demised Premises under the Lease; or

ii.	The right without declaring this Lease ended to reenter the Demised Premises, take possession thereof, remove all persons therefrom and occupy or Lease the whole or any part thereof for and on account of Tenant and upon such terms and conditions and for such rent as Landlord may deem proper and to collect such rent or any other rent that may hereafter become payable and apply the same as provided in subparagraph (ii) below; or

iii.	The right even though Landlord may have re-let the Demised Premises or brought an action to collect rent and other charges without termination this Lease, to thereafter elect to terminate this Lease and all of the rights of Tenant in and to the Demised Premises; or

iv.	The right, without terminating this Lease to bring an action or actions to collect rent and other charges hereunder which are from time to time past due and unpaid or to enforce any other provisions of this Lease imposing obligations on Tenant, it being understood that the bringing of such action or actions shall not terminate this Lease unless written notice of termination is given.

b.	Should Landlord re-let the Demised Premises under the provisions provided above, the proceeds of any such re-letting shall first be applied to the payment of the costs and expenses of re-letting and second to all amounts due Landlord by Tenant hereunder.

c.	Should Landlord elect to terminate this Lease under the provisions hereof, Landlord shall be entitled to recover immediately from Tenant:
i.	The worth at the time of the award of the unpaid rent which had been earned at the time of termination;

ii.	The worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of the award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided.

iii.	The worth at the time of the award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that Tenant proves could reasonably be avoided.

iv.	Any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant’s failure to perform its obligations under the Lease or which in the ordinary course of things would be likely to result therefrom.
For the purposes of computing “the worth at the time of the award” of the amount specified in Subparagraph c. above, such amount shall be discounted at the discount rate of the Federal Reserve Bank of Kansas City at the time of the award. For purposes of computing “the worth at the time of the award” under Subparagraphs a. and b. above, an interest rate of 10% per annum shall be used.
d.	If Landlord shall elect to reenter the Demised Premises as provided above, Landlord shall not be liable for damages by reason of any reentry so long as Landlord has acted in a reasonable manner in effecting such re-entry. Except for claims based upon negligence, malicious, reckless or willful and wanton acts of Landlord, Tenant hereby waives all claims and demands against Landlord for damages or loss arising out of or in connection with any re-entering and taking possession of the Demised Premises and waives all claims for damages or loss arising out of or in connection with any destruction or damage to the Demised Premises and any loss of property belonging to Tenant or any person, firm or corporation which may be in or upon the Demised Premises at the time of such entry.

e.	Landlord shall not be deemed to have terminated this Lease, Tenant’s right to possession of the Premises or the liability of Tenant to pay rent thereafter to accrue or its liability for damages under any of the provisions hereof by any reentry hereunder or by any action in unlawful detainer or otherwise to obtain possession of the Demised Premises, unless Landlord shall notify Tenant in writing that Landlord has so elected to terminate this Lease. Tenant agrees that the service by Landlord of any notice pursuant to the unlawful detainer statutes or comparable statutes of the State or locality in which the Demised Premises are located and the surrender of possession pursuant to such notice shall not (unless Landlord elects to the contrary at the time of or any time subsequent to the service of such notice and such election shall be evidenced by a written notice to Tenant), be deemed to be a termination of this Lease or Tenant’s obligation hereunder. No reentry or reletting under this paragraph shall be deemed to constitute a surrender or termination of this Lease or any of the rights, options, elections, powers and remedies reserved by Landlord hereunder or a release of Tenant from any of its obligations hereunder, unless Landlord shall specifically notify Tenant, in writing, to that effect. No such reletting shall preclude Landlord from thereafter at any time terminating this Lease as herein provided.
f.	All fixtures, furnishings, equipment and other personal property of Tenant remaining on the Demised Premises at the time that Landlord takes possession of thereof may at Landlord’s election be stored at Tenant’s expense or sold or otherwise disposed of by Landlord in any manner permitted by law.

g.	Any right or remedy conferred upon Landlord under this Lease is not to be deemed exclusive of any other right or remedy that it may have under law and all rights and remedies shall be cumulative.
3. TENANT’S REMEDIES:
Upon Landlord’s breach of this Lease, Tenant shall have the right to give notice to Landlord specifying such breach and allowing fifteen (15) business days thereafter for cure of such breach. If the breach is of such a nature that it cannot be cured by diligent effort during such grace period, Landlord may cure its breach by undertaking a course of performance within such grace period and diligently pursuing it thereafter. If Landlord fails to cure its breach within said grace period, Tenant may pursue all remedies available to Tenant at law or in equity, including the right to immediately terminate this Lease.
ARTICLE XIII
INSPECTION:
Tenant shall permit Landlord and its agents to enter upon the Demised Premises at all reasonable times for the purpose of inspecting the same, and at any time within thirty (30) days prior to the expiration of this lease or any extension thereof to place upon the premises any usual or ordinary “To Let” or “To Lease” signs.

ARTICLE XIV
LANDLORD’S COVENANT OF TITLE AND QUIET ENJOYMENT:
So long as Tenant is not in default hereunder, Tenant shall have the right to quiet and peaceful possession of the Demised Premises.
ARTICLE XV
LANDLORD’S RIGHT TO PERFORM:
In the event Tenant is in default hereunder, the Landlord may cure such default on behalf of Tenant in which even Tenant shall reimburse Landlord for all sums paid to effect such cure together with interest at the rate of 9% per annum and reasonable attorney’s fees.
ARTICLE XVI
MISCELLANEOUS:
1.	The Landlord shall not be responsible for any debts, bills, or obligations incurred by the Tenant with respect to improvements made by the Tenant on the Demised Premises including those improvements made by Tenant specified in Article IV above, and no person, firm or corporation shall have the right to mechanic’s or material men’s lien against the Demised Premises for the cost of any improvements made by the Tenant. The Landlord shall have the right to post statutory notice or take such other steps, as Landlord deems necessary to protect the premises against the possibility of mechanics or material men’s liens.

2.	This lease constitutes a merger of all proposals, negotiations and representations with respect to the subject matter and provisions hereof, and may be altered, amended or modified only in writing signed by a representative of the Landlord authorized to sign this instrument and by an authorized representative of the Tenant.

3.	Estoppel Certificates. Tenant shall, within ten (10) days of submission to Tenant, execute and deliver to Landlord an estoppel certificate in form and content as may reasonably be required by Landlord, a prospective purchaser of the property or a lender.

4.	Holding Over. In the event Tenant should hold over after the expiration of this lease, Tenant shall be deemed a tenant from month to month at rental equal to 110% of the rent payable just prior to the expiration of the lease.

5.	Attorneys Fees. In the event of a dispute between the parties with respect to any matter hereunder or in the event Landlord employs attorneys to represent it in conjunction with enforcement of this lease, the prevailing party in any such dispute shall be entitled to recover their costs, witness fees and attorneys fees incurred.

6.	Venue. In the event of any dispute between the parties, the parties will attempt in good faith to resolve any controversy or claim arising out of or relating to this Agreement within 30 days by negotiations; if resolution cannot be achieved, the parties agree that the proper jurisdiction for such dispute shall be in the District Court of Weld County, Colorado and both parties hereby waive any right to trial by a jury.

7.	Condemnation. In the event all or any portion of the property is condemned by a public authority, the entire condemnation award shall be the property of the Landlord and this lease shall terminate if such condemnation materially interferes with Tenant’s use of the property.

8.	Written notices to the Landlord hereunder shall, until further notice by the Landlord, be addressed to Landlord at 4250 W. 16th St., #48, Greeley, Colorado 80634, and written notices to Tenant hereunder shall, until further notice, by or on behalf of Tenant be addressed to Tenant at 4701 Royal Vista Circle, Fort Collins, Colorado 80528.

9.	All notices shall be delivered personally or deposited in the United States Post Office properly addressed as aforesaid, postage prepaid, for delivery by registered or certified mail.

10.	This lease and all of its provisions shall be binding upon and shall inure to the benefit of the successors and assigns of the Tenant and the personal representatives and assigns of the Landlord.

11.	The captions and titles of Articles of this lease are for convenience only and are not a part of the lease and do not in any way limit or amplify tire terms and provisions of this lease.
ARTICLE XV1I
This Lease, at Landlord’s option, shall be subordinate to any mortgage of deed of trust now or hereafter placed on the Demised Premises by the Landlord or its officers, employees, agents or representatives. Tenant agrees to execute all reasonable subordination agreements requested of it by Landlord in conjunction with the sale or mortgaging of the Demised Premises provided that such party receiving the subordination agrees not to disturb or interfere with Tenant’s possession of the Demised Premises so long as Tenant is not in default under the Lease. Such subordination agreements shall be signed and returned to Landlord within 30 days of receipt by Tenant.

IN WITNESS WHEREOF the parties hereto have hereunto subscribed their names the day and year first above written.

MEYERS 4701, LLC, Landlord		MINER AND MINER, CONSULTING ENGINEERS, INC., Tenant

By	/s/ Roger W. Meyers Roger W. Meyers	By	/s/ Jeffrey R. Meyers Jeffrey R. Meyers, P.E.
	Manager		President

ATTEST:

		By	/s/ Drew Ditter
Drew Ditter